SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

(Amendment No. 3)*

Bridge Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

108035106

(CUSIP Number)

Basswood Capital Management, L.L.C.

645 Madison Avenue, 10th Floor

New York, NY 10022

Attn: Matthew Lindenbaum

With a copy to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attn: Michael A. Schwartz, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Capital Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,695,541
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,695,541
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,695,541
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.61%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 404,172
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 404,172
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 404,172
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.05%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Enhanced Long Short GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 765,799
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 765,799
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 765,799
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.89%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Opportunity Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 245,618
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 245,618
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 245,618
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.25%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Opportunity Fund, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 139,955
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 139,955
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 139,955
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.71%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Enhanced Long Short Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 765,799
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 765,799
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 765,799
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.89%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Financial Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 128,031
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 128,031
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,031
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.65%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Financial Fund, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 80,746
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 80,746
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,746
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.41%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Financial Long Only Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,523
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 30,523
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,523
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.15%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 108035106

1.	Name of Reporting Person Matthew Lindenbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 161,015
	8.	Shared Voting Power 1,695,541
	9.	Sole Dispositive Power 161,015
	10.	Shared Dispositive Power 1,695,541
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,856,556
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.42%
14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 108035106

1.	Name of Reporting Person Bennett Lindenbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 138,282
	8.	Shared Voting Power 1,695,541
	9.	Sole Dispositive Power 138,282
	10.	Shared Dispositive Power 1,695,541
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,833,823
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.31%
14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 108035106

1.	Name of Reporting Person Abigail Tambor 2012 GST Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,202
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 97,202
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,202
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.49%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 108035106

1.	Name of Reporting Person Nathan Lindenbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,889
	8.	Shared Voting Power 311,319
	9.	Sole Dispositive Power 3,889
	10.	Shared Dispositive Power 311,319
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 315,208
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.59%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 108035106

1.	Name of Reporting Person Nathan J. Lindenbaum 2015 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,197
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,197
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.25%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 108035106

1.	Name of Reporting Person Nathan J. Lindenbaum 1995 Children’s Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 108035106

1.	Name of Reporting Person Naftali Asher Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 60,834
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 60,834
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,834
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.31%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 108035106

1.	Name of Reporting Person Victoria and Benjamin Feder 2012 Children’s Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,875
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,875
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.05%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 108035106

1.	Name of Reporting Person Victoria L Feder 2012 GST Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 87,327
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 87,327
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,327
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.44%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 108035106

1.	Name of Reporting Person Marcel Lindenbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 68,937
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 68,937
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,937
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.35%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 108035106

1.	Name of Reporting Person Shari A. Lindenbaum 2014 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,211
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,211
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,211
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.06%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 108035106

1.	Name of Reporting Person Shari A. Lindenbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 111,031
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 111,031
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,031
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.56%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 108035106

1.	Name of Reporting Person Benjamin Feder
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 87,327
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 87,327
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,327
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.44%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 108035106

1.	Name of Reporting Person Ray Lindenbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 108035106

1.	Name of Reporting Person Victoria and Ben Feder’s 1996 Children’s Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 108035106

1.	Name of Reporting Person Shai Tambor
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 194,404
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 194,404
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 194,404
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.99%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 108035106

1.	Name of Reporting Person MGS Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 81,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 81,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.41%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Bridge Bancorp, Inc. (the “Issuer”), to amend the Schedule 13D filed on June 29, 2015, as amended by Amendment No. 1 to Schedule 13D filed on June 28, 2016 and Amendment No. 2 to Schedule 13D filed on November 25, 2016 (as amended by Amendment No. 1 and Amendment No. 2, the “Schedule 13D”).

This Amendment No. 3 is being filed to reflect a change in the Lindenbaum Reporting Persons’ and Reporting Persons’ beneficial ownership and to correct certain inadvertent errors in the Schedule 13D. The Schedule 13D mistakenly stated that the Victoria & Ben Feder 1996 Children’s Trust (the “1996 Children’s Trust”) and the Victoria & Benjamin Feder 2012 Children’s Trust (the “2012 Children’s Trust”) beneficially owned, respectively, 9,875 and 87,327 shares of Common Stock. This Amendment No. 3 reflects that (i) the 1996 Children’s Trust, during the period covered by the Schedule 13D and to date, did not and does not beneficially own any shares of Common Stock, (ii) the 9,875 shares of Common Stock mistakenly reported as beneficially owned by the 1996 Children’s Trust were and are beneficially owned by the 2012 Children’s Trust and (iii) the 87,327 shares of Common Stock mistakenly reported as beneficially owned by the 2012 Children’s Trust were and are beneficially owned by the Victoria L Feder 2012 GST Trust (the “2012 GST Trust”), which was mistakenly not included in the Schedule 13D as a Lindenbaum Reporting Person or a Reporting Person. This Amendment No. 3 also adjusts the beneficial ownership of the trustees of the foregoing trusts in accordance with the revised share ownership of the applicable trusts. In addition, the Schedule 13D (i) misnamed the Shari A. Lindenbaum 2014 Trust as the Shari A. Lindenbaum 2014 Children’s Trust, (ii) misnamed the Abigail Tambor 2012 GST Trust as the Abigail Tambor 2012 Children’s Trust and (iii) inadvertently failed to report that the 50,197 shares of Common Stock beneficially owned by the Nathan J. Lindenbaum 1995 Children’s Trust (the “1995 Children’s Trust”) had been gifted, effective as of December 18, 2015, to the Nathan J. Lindenbaum 2015 Trust (the “2015 Trust”). The 2015 Trust was thus also mistakenly not included in the Schedule 13D as a Lindenbaum Reporting Person or a Reporting Person from and after December 18, 2015. As a result: the 1996 Children’s Trust and Ray Lindenbaum have ceased to be and should not have been Lindenbaum Reporting Persons or Reporting Persons; the 1995 Children’s Trust has ceased to be and should not have been a Lindenbaum Reporting Person or Reporting Person after December 18, 2015; and the 2015 Trust (as of December 18, 2015), the 2012 GST Trust and Benjamin Feder, a trustee of the 2012 GST Trust, have been added as Lindenbaum Reporting Persons and as Reporting Persons. References to the Lindenbaum Reporting Persons and Reporting Persons in the Schedule 13D should be read to include the 2015 Trust (as of December 18, 2015), the 2012 GST Trust and Benjamin Feder and to exclude the 1995 Children’s Trust, the 1996 Children’s Trust and Ray Lindenbaum. References to the Shari A. Lindenbaum 2014 Children’s Trust and the Abigail Tambor 2012 Children’s Trust in the Schedule 13D should be read to instead refer to, respectively, the Shari A. Lindenbaum 2014 Trust and the Abigail Tambor 2012 GST Trust.

Item 2. Identity and Background

Item 2(a) of the Schedule 13D is amended and supplemented to reflect the following:

This Amendment No. 3 is also being filed on behalf of the 2015 Trust, Benjamin Feder and the 2012 GST Trust, the co-trustees of which are Shai Tambor and Benjamin Feder, each of whom is a Lindenbaum Reporting Person and a Reporting Person.

Item 3. Source and Amount of Funds

Item 3 of the Schedule 13D is amended to reflect the following:

The 9,875 shares of Common Stock beneficially owned by the 2012 Children’s Trust were received by it, without the payment of consideration, from its predecessor, the 1996 Children’s Trust. The 9,875 shares of Common Stock beneficially owned by the 1996 Children’s Trust were acquired upon conversion of shares of the common stock of Community held by it into shares of Common Stock pursuant to the Merger in which the Issuer acquired Community.

The 87,327 shares of Common Stock beneficially owned by the 2012 GST Trust were acquired upon conversion of shares of the common stock of Community held by it into shares of Common Stock pursuant to the Merger in which the Issuer acquired Community.

Effective as of December 18, 2015, the 50,197 shares of Common Stock beneficially owned by the 2015 Trust were acquired by the 2015 Trust as a gift from the 1995 Children’s Trust. The 50,197 shares of Common Stock beneficially owned by the 1995 Children’s Trust were acquired upon conversion of shares of the common stock of Community held by it into shares of Common Stock pursuant to the Merger in which the Issuer acquired Community.

Item 5. Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Schedule 13D are amended to reflect the following:

(a) and (b). As of the date of this Amendment No. 3, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D. The total number of shares each of the Reporting Persons beneficially owns represents such percentages of the Common Stock outstanding as set forth on the cover pages to this Schedule 13D based upon the 19,703,865 shares of Common Stock outstanding as of April 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on May 9, 2017.

(b) By virtue of the relationships among the Reporting Persons, as described in this Schedule 13D, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. If the Reporting Persons were deemed to be such a “group,” such group would collectively beneficially own 2,466,310 shares of Common Stock or 12.52% of Common Stock outstanding on the date of this Amendment No. 3. On June 8, 2017, such group would have collectively beneficially owned 2,621,957 shares of Common Stock or 13.31% of Common Stock outstanding, due to the Reporting Persons having effected transactions in the Common Stock as reflected in Annex I hereto and in the Form 4’s promptly filed with the Commission by the Reporting Persons in connection therewith. Each of the Reporting Persons disclaims voting and investment power over shares of the Common Stock, except as set forth on the cover pages of this Schedule 13D.

(c) From April 8, 2017 to the date of this Amendment No. 3, the Reporting Persons effected the transactions in the Common Stock that are listed on Annex I hereto.

(e) As described above, the 1996 Children’s Trust and Ray Lindenbaum, during the period covered by the Schedule 13D and to date, did not and do not beneficially own any shares of Common Stock and, therefore, should not have been included in the Schedule 13D as Lindenbaum Reporting Persons or Reporting Persons. The 1995 Children’s Trust has not beneficially owned shares of Common Stock since December 18, 2015 and, therefore, ceased to be and should not have been a Lindenbaum Reporting Person or Reporting Person from and after December 18, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2017

Basswood Capital Management, L.L.C.

By:	/s/ Bennett Lindenbaum
Name: Bennett Lindenbaum
Title: Managing Member

Basswood Partners, L.L.C.

By:	/s/ Bennett Lindenbaum
Name: Bennett Lindenbaum
Title: Managing Member

Basswood Enhanced Long Short GP, LLC

By:	/s/ Bennett Lindenbaum
Name: Bennett Lindenbaum
Title: Managing Member

Basswood Opportunity Partners, LP
By: Basswood Capital Management, L.L.C.

By:	/s/ Bennett Lindenbaum
Name: Bennett Lindenbaum
Title: Managing Member

Basswood Opportunity Fund, Inc.
By: Basswood Capital Management, L.L.C.

By:	/s/ Bennett Lindenbaum
Name: Bennett Lindenbaum
Title: Managing Member

Basswood Enhanced Long Short Fund, LP
By: Basswood Capital Management, L.L.C.

By:	/s/ Bennett Lindenbaum
Name: Bennett Lindenbaum
Title: Managing Member

Basswood Financial Fund, LP
By: Basswood Capital Management, L.L.C.

By:	/s/ Bennett Lindenbaum
Name: Bennett Lindenbaum
Title: Managing Member

Basswood Financial Fund, Inc.
By: Basswood Capital Management, L.L.C.

By:	/s/ Bennett Lindenbaum
Name: Bennett Lindenbaum
Title: Managing Member

Basswood Financial Long Only Fund, LP
By: Basswood Capital Management, L.L.C.

By:	/s/ Bennett Lindenbaum
Name: Bennett Lindenbaum
Title: Managing Member

/s/ Matthew Lindenbaum
Matthew Lindenbaum

/s/ Bennett Lindenbaum
Bennett Lindenbaum

Abigail Tambor 2012 GST Trust

By:	/s/ Nathan J. Lindenbaum
Name: Nathan J. Lindenbaum
Title: Trustee

/s/ Nathan Lindenbaum
Nathan Lindenbaum

MGS Partners, LLC

By:	/s/ Nathan Lindenbaum
Name: Nathan Lindenbaum
Title: Managing Member

Nathan J. Lindenbaum 2015 Trust

By:	/s/ Shari A. Lindenbaum
Name: Shari A. Lindenbaum
Title: Trustee

Naftali Asher Investments LLC

By:	/s/ Shari A. Lindenbaum
Name: Shari A. Lindenbaum
Title: Manager

Victoria and Benjamin Feder 2012 Children’s Trust

By:	/s/ Nathan J. Lindenbaum
Name: Nathan J. Lindenbaum
Title: Trustee

Victoria and Ben Feder’s 1996 Children’s Trust

By:	/s/ Ray Lindenbaum
Name: Ray Lindenbaum
Title: Trustee

/s/ Marcel Lindenbaum
Marcel Lindenbaum

Shari A. Lindenbaum 2014 Trust

By:	/s/ Nathan J. Lindenbaum
Name: Nathan J. Lindenbaum
Title: Trustee

/s/ Shari A. Lindenbaum
Shari A. Lindenbaum

/s/ Ray Lindenbaum
Ray Lindenbaum

/s/ Shai Tambor
Shai Tambor

Victoria L Feder 2012 GST Trust

By:	/s/ Benjamin Feder
Name: Benjamin Feder
Title: Trustee

/s/ Benjamin Feder
Benjamin Feder

Annex I

Fund Name	Trade Date	Shares Purchased (Sold)	Price (Gross)
Basswood Opportunity Partners, LP	6/1/2017	(3,089)	$33.62
Basswood Enhanced Long Short Fund, LP	6/1/2017	(66,809)	33.62
Basswood Financial Fund, LP	6/1/2017	(6,301)	33.62
Basswood Financial Fund, Inc.	6/1/2017	539	33.70
Basswood Financial Fund, Inc.	6/1/2017	40,872	33.70
Basswood Financial Long Only Fund, LP	6/1/2017	(1,391)	33.62
Basswood Financial Long Only Fund, LP	6/1/2017	2,666	33.70
Basswood Managed Account	6/1/2017	(47,152)	33.62
Basswood Managed Account	6/1/2017	(258)	33.62
Basswood Managed Account	6/1/2017	3,922	33.70
Basswood Managed Account	6/1/2017	58,671	33.70
Basswood Opportunity Partners, LP	6/2/2017	(219)	34.08
Basswood Enhanced Long Short Fund, LP	6/2/2017	(4,748)	34.08
Basswood Financial Fund, LP	6/2/2017	(447)	34.08
Basswood Financial Long Only Fund, LP	6/2/2017	(98)	34.08
Basswood Managed Account	6/2/2017	(3,348)	34.08
Basswood Managed Account	6/2/2017	(18)	34.08
Basswood Opportunity Partners, LP	6/5/2017	(140)	34.05
Basswood Enhanced Long Short Fund, LP	6/5/2017	(3,035)	34.05
Basswood Financial Fund, LP	6/5/2017	(286)	34.05
Basswood Financial Long Only Fund, LP	6/5/2017	(63)	34.05
Basswood Managed Account	6/5/2017	(2,140)	34.05
Basswood Managed Account	6/5/2017	(11)	34.05
Basswood Opportunity Partners, LP	6/6/2017	(1,112)	33.28

Basswood Enhanced Long Short Fund, LP	6/6/2017	(24,051)	33.28
Basswood Financial Fund, LP	6/6/2017	(2,268)	33.28
Basswood Financial Long Only Fund, LP	6/6/2017	(501)	33.28
Basswood Managed Account	6/6/2017	(16,975)	33.28
Basswood Managed Account	6/6/2017	(93)	33.28
Basswood Opportunity Partners, LP	6/8/2017	(2,471)	33.80
Basswood Enhanced Long Short Fund, LP	6/8/2017	(53,446)	33.80
Basswood Financial Fund, LP	6/8/2017	(5,041)	33.80
Basswood Financial Long Only Fund, LP	6/8/2017	(286)	33.80
Basswood Financial Long Only Fund, LP	6/8/2017	(827)	33.80
Basswood Managed Account	6/8/2017	(37,722)	33.80
Basswood Managed Account	6/8/2017	(207)	33.80
Basswood Opportunity Partners, LP	6/9/2017	(921)	34.68
Basswood Enhanced Long Short Fund, LP	6/9/2017	(11,012)	34.68
Basswood Enhanced Long Short Fund, LP	6/9/2017	(3,438)	34.68
Basswood Enhanced Long Short Fund, LP	6/9/2017	(3,334)	34.68
Basswood Enhanced Long Short Fund, LP	6/9/2017	(2,136)	34.68
Basswood Financial Fund, LP	6/9/2017	(1,879)	34.68
Basswood Financial Long Only Fund, LP	6/9/2017	(415)	34.68
Basswood Managed Account	6/9/2017	(14,060)	34.68
Basswood Managed Account	6/9/2017	(77)	34.68
Basswood Opportunity Partners, LP	6/12/2017	(205)	34.87
Basswood Enhanced Long Short Fund, LP	6/12/2017	(2,154)	34.87
Basswood Enhanced Long Short Fund, LP	6/12/2017	(88)	34.87
Basswood Enhanced Long Short Fund, LP	6/12/2017	(2,195)	34.87
Basswood Financial Fund, LP	6/12/2017	(418)	34.87
Basswood Financial Long Only Fund, LP	6/12/2017	(92)	34.87
Basswood Managed Account	6/12/2017	(3,131)	34.87

Basswood Managed Account	6/12/2017	(17)	34.87
Basswood Opportunity Partners, LP	6/14/2017	(741)	34.08
Basswood Enhanced Long Short Fund, LP	6/14/2017	(16,035)	34.08
Basswood Financial Fund, LP	6/14/2017	(1,512)	34.08
Basswood Financial Long Only Fund, LP	6/14/2017	(334)	34.08
Basswood Managed Account	6/14/2017	(11,316)	34.08
Basswood Managed Account	6/14/2017	(62)	34.08
Basswood Opportunity Partners, LP	6/15/2017	(357)	33.81
Basswood Opportunity Partners, LP	6/15/2017	(534)	33.71
Basswood Enhanced Long Short Fund, LP	6/15/2017	(9,049)	33.81
Basswood Enhanced Long Short Fund, LP	6/15/2017	(13,506)	33.71
Basswood Financial Fund, LP	6/15/2017	(682)	33.81
Basswood Financial Fund, LP	6/15/2017	(140)	33.81
Basswood Financial Fund, LP	6/15/2017	(1,227)	33.71
Basswood Financial Long Only Fund, LP	6/15/2017	(20)	33.81
Basswood Financial Long Only Fund, LP	6/15/2017	(31)	33.71
Basswood Managed Account	6/15/2017	(2,029)	33.81
Basswood Managed Account	6/15/2017	(4,941)	33.81
Basswood Managed Account	6/15/2017	(4,607)	33.71
Basswood Managed Account	6/15/2017	(2,300)	33.71
Basswood Managed Account	6/15/2017	(3,385)	33.71
Basswood Managed Account	6/15/2017	(112)	33.71
Basswood Managed Account	6/15/2017	(28)	33.81
Basswood Managed Account	6/15/2017	(42)	33.71
Basswood Opportunity Partners, LP	6/16/2017	(404)	33.65
Basswood Opportunity Partners, LP	6/16/2017	(415)	33.78
Basswood Enhanced Long Short Fund, LP	6/16/2017	(10,205)	33.65
Basswood Enhanced Long Short Fund, LP	6/16/2017	(10,492)	33.78

Basswood Financial Fund, LP	6/16/2017	(927)	33.65
Basswood Financial Fund, LP	6/16/2017	(953)	33.78
Basswood Financial Long Only Fund, LP	6/16/2017	(23)	33.65
Basswood Financial Long Only Fund, LP	6/16/2017	(24)	33.78
Basswood Managed Account	6/16/2017	(4,118)	33.65
Basswood Managed Account	6/16/2017	(3,745)	33.65
Basswood Managed Account	6/16/2017	(8,083)	33.78
Basswood Managed Account	6/16/2017	(32)	33.65
Basswood Managed Account	6/16/2017	(33)	33.78
Basswood Managed Account	6/20/2017	2,369	33.14